UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND 2011

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

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REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of September 30, 2012 and 2011, and the related consolidated statements of income and cash flows for the nine-month  periods ended September 30, 2012 and 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  As described in Note 3(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of September 30, 2012 and 2011 of the investees, which were reviewed by the other independent accountants.  Our review, insofar as it related to the investment income amounted to NT$163 million and NT$412 million, which represented 2.30% and 4.50% of the consolidated income from continuing operations before income tax for the nine-month periods ended September 30, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,174 million and NT$3,923 million, which represented 1.44% and 1.41% of the total consolidated assets as of September 30, 2012 and 2011, respectively, are based solely on the reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 2 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

October 30, 2012

Notice to Readers

The accompanying unaudited consolidated financial statements are intended only to present the consolidated  financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated  financial statements are those generally accepted and applied in the Republic of China.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,				As of September 30,
Assets	Notes	2012	2011	Liabilities and Stockholders' Equity	Notes	2012	2011
Current assets				Current liabilities
Cash and cash equivalents	3(1)	$42,971,817	$50,032,948	Short-term loans	3(12)	$6,653,221	$7,921,420
Financial assets at fair value through profit or loss, current	3(2)	727,545	719,764	Financial liabilities at fair value through profit or loss, current	3(13)	1,145,024	1,201,270
Available-for-sale financial assets, current	3(5)	6,139,822	5,688,593	Notes and accounts payable		6,131,264	6,931,852
Notes receivable	2	1,974	78,552	Income tax payable		1,000,229	1,151,987
Accounts receivable, net	2, 3(3)	17,641,207	16,545,916	Accrued expenses		9,914,076	9,263,293
Accounts receivable-related parties, net	2, 4	258,713	112,648	Payable on equipment		10,059,043	6,168,407
Other receivables	2	908,029	1,003,582	Current portion of long-term liabilities	3(14), 3(15), 5	9,872,808	7,692,869
Inventories, net	3(4)	13,481,370	14,873,183	Deferred income tax liabilities, current		27,071	35,051
Prepaid expenses		1,601,445	1,433,087	Other current liabilities		1,077,819	885,694
Non-current assets held for sale		353,401	-	Total current liabilities		45,880,555	41,251,843
Deferred income tax assets, current		468,359	568,878
Restricted assets		19,218	22,075	Long-term liabilities
Total current assets		84,572,900	91,079,226	Bonds payable	3(14)	22,045,547	12,892,708
				Long-term loans	3(15), 5	10,003,691	7,243,280
Funds and investments				Total long-term liabilities		32,049,238	20,135,988
Financial assets at fair value through profit or loss, noncurrent	3(2)	150,204	154,486
Available-for-sale financial assets, noncurrent	3(5), 3(11)	16,736,156	20,780,504	Other liabilities
Financial assets measured at cost, noncurrent	3(6), 3(11)	8,477,875	8,269,909	Accrued pension liabilities		3,287,833	3,257,706
Long-term investments accounted for under the equity method	3(7), 3(11), 9(5)	11,915,233	8,289,369	Deposits-in		126,564	14,672
Prepayment for long-term investments		34,803	42,811	Deferred income tax liabilities, noncurrent		31,552	34,805
Total funds and investments		37,314,271	37,537,079	Other liabilities-others		149,850	161,986
				Total other liabilities		3,595,799	3,469,169
Property, plant and equipment	3(8), 3(11), 4, 5, 6			Total liabilities		81,525,592	64,857,000
Land		2,180,605	2,320,726
Buildings		26,494,048	26,845,820	Capital	3(16), 3(17)
Machinery and equipment		591,436,749	550,055,616	Common stock		129,378,662	130,820,476
Transportation equipment		64,827	71,285	Capital collected in advance		136,206	7,210
Furniture and fixtures		4,909,091	4,304,940	Additional paid-in capital	3(7), 3(14), 3(17)
Leasehold improvements		1,750,007	833,293	Premiums		44,003,296	44,492,851
Total cost		626,835,327	584,431,680	Treasury stock transactions		2,011,077	404,492
Less : Accumulated depreciation		(485,905,193)	(456,425,879)	Change in equities of long-term investments		-	52,729
Less : Accumulated impairment		(5,085,262)	(3,150,337)	Employee stock options		382,687	850,863
Add : Construction in progress and prepayments		25,463,524	17,855,856	Stock options		592,622	638,835
Property, plant and equipment, net		161,308,396	142,711,320	Retained earnings	3(7), 3(19)
				Legal reserve		4,476,570	3,442,856
Intangible assets				Unappropriated earnings		20,354,305	20,332,968
Trademarks		360	187	Adjusting items in stockholders' equity	3(5), 3(7), 3(16), 3(18)
Goodwill	3(11)	50,863	52,564	Cumulative translation adjustment		(4,958,867)	(1,784,113)
Other intangible assets	3(9)	1,311,066	-	Unrealized gain or loss on financial instruments		14,492,969	16,039,898
Total intangible assets		1,362,289	52,751	Treasury stock		(4,963,389)	(6,223,357)
				Total stockholders' equity of parent company		205,906,138	209,075,708
Other assets
Deferred charges		1,523,542	1,237,276	Minority interests		2,899,831	4,603,631
Deferred income tax assets, noncurrent		1,175,260	3,286,269	Total stockholders' equity		208,805,969	213,679,339
Other assets-others	3(10), 3(11), 5	3,074,903	2,632,418
Total other assets		5,773,705	7,155,963

Total assets		$290,331,561	$278,536,339	Total liabilities and stockholders' equity		$290,331,561	$278,536,339

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month periods ended September 30,
	Notes	2012	2011
Operating revenues	4
Sales revenues		$85,244,718	$89,610,555
Less : Sales returns and discounts		(516,678)	(729,378)
Net Sales		84,728,040	88,881,177
Other operating revenues		2,092,370	1,763,563
Net operating revenues		86,820,410	90,644,740
Operating costs	3(4), 3(17)
Cost of goods sold		(69,113,618)	(71,179,210)
Other operating costs		(1,532,557)	(1,016,063)
Operating costs		(70,646,175)	(72,195,273)
Gross profit		16,174,235	18,449,467
Unrealized intercompany profit		(89)	(360)
Realized intercompany profit		365	360
Gross profit-net		16,174,511	18,449,467
Operating expenses	3(17)
Sales and marketing expenses		(2,174,985)	(2,316,374)
General and administrative expenses		(2,368,668)	(2,590,243)
Research and development expenses		(7,193,507)	(7,007,769)
Subtotal		(11,737,160)	(11,914,386)
Operating income		4,437,351	6,535,081
Non-operating income
Interest revenue		168,377	153,757
Investment gain accounted for under the equity method, net	3(7)	599,171	-
Dividend income		1,009,104	1,714,488
Gain on disposal of property, plant and equipment		24,869	29,408
Gain on disposal of investments		3,500,024	1,389,999
Exchange gain, net		370,978	429,352
Gain on valuation of financial assets	3(2)	71,344	-
Gain on valuation of financial liabilities	3(13)	-	961,457
Other income		435,608	807,249
Subtotal		6,179,475	5,485,710
Non-operating expenses
Interest expense	3(8)	(323,030)	(190,988)
Investment loss accounted for under the equity method, net	3(7)	-	(273,377)
Loss on disposal of property, plant and equipment		(8,535)	(9,192)
Financial expenses		(65,967)	(47,522)
Impairment loss	3(11)	(2,611,210)	(1,956,721)
Loss on valuation of financial assets	3(2)	-	(340,983)
Loss on valuation of financial liabilities	3(13)	(448,248)	-
Other losses		(57,816)	(41,134)
Subtotal		(3,514,806)	(2,859,917)
Income from continuing operations before income tax		7,102,020	9,160,874
Income tax expense		(1,972,253)	(876,679)
Net income		$ 5,129,767	$8,284,195

Attributable to:
Stockholders of the parent		$ 6,741,801	$ 9,629,498
Minority interests		(1,612,034)	(1,345,303)
Net income		$ 5,129,767	$ 8,284,195

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	3(20)
Net income attributable to stockholders of the parent		$0.69	$0.53	$0.84	$0.77

Earnings per share-diluted (NTD)	3(20)
Net income attributable to stockholders of the parent		$0.65	$0.51	$0.80	$0.73

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2012	2011
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$6,741,801	$9,629,498
Net loss attributable to minority interests	(1,612,034)	(1,345,303)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	25,829,312	23,628,492
Amortization	521,840	331,393
Bad debt expenses	170,255	256,714
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	(325,003)	1,119,520
Cash dividends received under the equity method	82,559	305,369
Investment loss (gain) accounted for under the equity method	(599,171)	273,377
Loss (Gain) on valuation of financial assets and liabilities	376,904	(620,474)
Impairment loss	2,611,210	1,956,721
Gain on disposal of investments	(3,500,024)	(1,389,999)
Loss on other investment	24,591	-
Gain on disposal of property, plant and equipment	(16,334)	(20,216)
Gain on disposal of non-current assets held for sale	-	(1,353)
Gain on reacquisition of bonds	-	(69,687)
Amortization of bond discounts	257,579	215,361
Amortization of administrative expenses from syndicated loans	3,454	2,899
Exchange loss (gain) on financial assets and liabilities	(151,144)	75,140
Exchange loss (gain) on long-term liabilities	(183,548)	230,978
Exchange gain on capital reduction of long-term investments accounted for under the equity method	(232,820)	-
Exchange gain on disposal of non-current assets held for sale	(279)	(767)
Amortization of deferred income	(65,911)	(76,338)
Stock-based payment	184,862	639,848
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	16,124	(69,740)
Notes receivable and Accounts receivable	(3,656,536)	2,631,359
Other receivables	3,491	(313,837)
Inventories	(572,698)	(2,763,944)
Prepaid expenses	(898,689)	(543,991)
Deferred income tax assets and liabilities	1,345,471	(92,560)
Notes and accounts payable	1,177,562	(564,833)
Accrued expenses	355,634	(2,687,042)
Other current liabilities	196,076	288,707
Accrued pension liabilities	23,901	(38,517)
Other liabilities-others	164,871	(15,468)
Net cash provided by operating activities	28,273,306	30,971,307

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(22,220)	(87,600)
Acquisition of available-for-sale financial assets	(229,589)	-
Proceeds from disposal of available-for-sale financial assets	4,367,172	1,971,781
Acquisition of financial assets measured at cost	(909,164)	(1,201,483)
Proceeds from disposal of financial assets measured at cost	625,417	411,654
Acquisition of long-term investments accounted for under the equity method	(282,543)	(1,031,571)
Proceeds from disposal of long-term investments accounted for under the equity method	90	-
Proceeds from maturity of held-to-maturity financial assets	13,524	-
Prepayment for long-term investments	-	(42,811)
Proceeds from capital reduction and liquidation of investments	40,848	111,633
Net cash received from acqusition of subsidiaries	-	29,350
Net cash paid for disposal of subsidiaries	(38,128)	(93,668)
Other receivables	(64,158)	-
Acquisition of minority interests	-	(18,964)
Acquisition of property, plant and equipment	(39,745,525)	(40,129,602)
Proceeds from disposal of property, plant and equipment	26,781	37,347
Proceeds from disposal of non-current assets held for sale	-	18,353
Acquisition from non-current assets held for sale	(313,171)	-
Increase in deferred charges	(554,629)	(223,795)
Acquisition of intangible assets	(762,520)	-
Decrease in restricted assets	27,134	1,687
Increase in other assets-others	(126,062)	(22,892)
Net cash used in investing activities	(37,946,743)	(40,270,581)

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2012	2011
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans	$(2,623,186)	$3,788,615
Proceeds from long-term loans	13,768,868	5,424,000
Repayments of long-term loans	(10,980,309)	(3,178,450)
Proceeds from bonds issued	10,000,000	14,423,000
Bond issuance costs	(12,830)	(60,818)
Reacquisition of bonds	-	(804,302)
Cash dividends	(6,316,420)	(14,015,701)
Exercise of employee stock options	259,643	986,505
Proceeds from disposal of treasury stock	4,207	14,306
Increase (decrease) in deposits-in	26,663	(9,568)
Increase in minority stockholders	148,932	222,064
Net cash provided by financing activities	4,275,568	6,789,651
Effect of exchange rate changes on cash and cash equivalents	(700,442)	1,271,466
Net decrease in cash and cash equivalents	(6,098,311)	(1,238,157)
Cash and cash equivalents at beginning of period	49,070,128	51,271,105
Cash and cash equivalents at end of period	$42,971,817	$50,032,948

Supplemental disclosures of cash flow information:
Cash paid for interest	$270,464	$185,393
Less: Cash paid for capitalized interest	(71,952)	(52,556)
Cash paid for interest excluding capitalized interest	$198,512	$ 132,837
Cash paid for income tax	$92,918	$1,332,534

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$41,310,826	$33,740,094
Discount on property, plant and equipment	(5,845)	(57,311)
Add: Payable at beginning of period	8,517,694	12,620,481
Less: Effect of disposal of subsidiaries	(18,107)	(5,255)
Less: Payable at end of period	(10,059,043)	(6,168,407)
Cash paid for acquiring property, plant and equipment	$ 39,745,525	$40,129,602

The accompanying notes are an integral part of the consolidated financial statements.

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UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement.  According to this order, the Company is only required to disclose the differences of accounting policies between the latest annual audited consolidated financial statements and the current ones and to disclose the consolidated entities.  The following items can be exempt from disclosures:

i.        History and organization;

ii.      Income tax;

iii.    Pension plan;

iv.    Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.      Attachments pertaining to significant transactions, investments, and investments in Mainland China.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the semiannual consolidated financial statements of 2012, except those stated below:

General Descriptions of Reporting Entities

a.  Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements.  (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”, in which goodwill is not subject to amortization.

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b.  The consolidated entities are as follows:

As of September 30, 2012

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	8.79
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.80
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	TOPCELL	Solar power cell manufacturing and sale	8.79

8

Investor	Subsidiary	Business nature	Percentage of ownership (%)
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	89.98
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	74.69
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.83
NBI	TOPCELL	Solar power cell manufacturing and sale	48.53
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

9

As of September 30, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
FORTUNE	TOPCELL	Solar power cell manufacturing and sale	1.36
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	0.45
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
TLC	TOPCELL	Solar power cell manufacturing and sale	1.36
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

10

As of September 30, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	TERA ENERGY	Energy Technical Services	100.00
NBI	EVERRICH	Solar engineering integrated design services	91.04
NBI	WAVETEK	GaAs Foundry service	72.16
NBI	UNISTARS	High brightness LED packages	65.63
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE A)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL	Solar power cell manufacturing and sale	51.05
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED (NOTE A)	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA)) (NOTE A)	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI (NOTE A)	LED lighting manufacturing and sale	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH	SMART ENERGY	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED (NOTE B)	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED (NOTE B)	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD. (NOTE B)	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

11

Note A: On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day.  UNITED LIGHTING  and its subsidiaries are not included as a consolidated subsidiary as of September 30, 2012.

Note B: On August 22, 2012, NEWENERGY HOLDING LIMITED has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day.  NEWENERGY HOLDING LIMITED and its subsidiaries are not included as a consolidated subsidiary as of September 30, 2012.

2. ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the nine-month period ended September 30, 2011.

Operating Segment Information

Effective January  1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, and the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the nine-month period ended September 30, 2011.

3. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of September 30,
	2012	2011
Cash
Cash on hand	$3,778	$5,070
Checking and savings accounts	12,893,346	8,197,554
Time deposits	23,951,447	31,951,897
Subtotal	36,848,571	40,154,521

Cash equivalents	6,123,246	9,878,427
Total	$42,971,817	$50,032,948

12

(2)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of September 30,
	2012	2011
Current
Listed stocks	$326,930	$224,647
Corporate bonds	400,615	495,117
Subtotal	727,545	719,764

Noncurrent
Preferred stocks	29,143	59,046
Convertible bonds	121,061	95,440
Subtotal	150,204	154,486
Total	$877,749	$874,250

During the nine-month periods ended September 30, 2012 and 2011, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a gain of NT$60 million and a loss of NT$297 million, respectively.

(3)  ACCOUNTS RECEIVABLE, NET

As of September 30,
2012	2011

Accounts receivable

$18,807,226

$17,531,385

Less: Allowance for sales returns and discounts

(346,632)

(642,874)

Less: Allowance for doubtful accounts

(819,387)

(342,595)

Net

$17,641,207

$16,545,916

(4)  INVENTORIES, NET

As of September 30,
2012	2011

Raw materials

$1,876,278

$3,733,181

Supplies and spare parts

2,249,580

2,387,630

Work in process

8,795,471

7,716,193

Finished goods

2,895,728

3,445,986

Total

15,817,057

17,282,990

Less: Allowance for loss on decline in market value and obsolescence

(2,335,687)

(2,409,807)

Net

$13,481,370

$14,873,183

13

a.       The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist.  As a result, the Company recognized a reversal gain of NT$584 million as a reduction of the cost of goods sold for the nine-month period ended September 30, 2012. The Company recognized a loss of NT$836  million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the nine-month period ended September 30, 2011.

b.      Inventories were  not pledged.

(5) AVAILABLE-FOR-SALE FINANCIAL ASSETS

As of September 30,

2012

2011

Current

Common stocks

$6,139,822

$5,688,593

Noncurrent

Common stocks

16,448,308

20,569,441

Depositary receipts

176,511

175,498

Funds

111,337

35,565

Subtotal

16,736,156

20,780,504

Total

$22,875,978

$26,469,097

During the nine-month periods ended September 30, 2012 and 2011, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$3,139 million and a loss of NT$9,007 million, respectively.  Additionally, the Company recognized gains of NT$3,113 million and NT$1,139 million due to the disposal of available-for-sale assets during the nine-month periods ended September 30, 2012 and 2011, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

14

(6) FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of September 30,

2012

2011

Common stocks

$6,103,458

$5,908,036

Preferred stocks

1,937,878

1,919,210

Funds

436,539

442,663

Total

$8,477,875

$8,269,909

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009 and 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009.  In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2.5 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA and TOPOINT were removed on April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

(7) LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.  Details of long-term investments accounted for under the equity method are as follows:

As of September  30,

2012

2011

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note A)	$85,521	4.21	$90,973	4.25
Unlisted companies
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note B)	185,143	100.00	-	-
ASEPOWER 1 S.R.L. (Note C)	-	75.00	-	-
MOS ART PACK CORP. (MAP) (Note D)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note E)	14,692	55.25	-	-

15

As of September  30,

2012

2011

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	$688,434	50.00	$722,371	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	48,201	50.00	-	-
ACHIEVE MADE INTERNATIONAL LTD.	75,860	49.38	58,609	44.06
LIST EARN ENTERPRISE INC.	9,643	49.00	9,255	49.00
ALLIANCE OPTOTEK CORP.	61,594	47.99	79,469	47.99
MTIC HOLDINGS PTE. LTD.	213,283	46.49	238,762	46.49
YUNG LI INVESTMENTS, INC.	206,617	45.16	214,034	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,397,677	45.00	1,307,795	45.00
UNITED LED CORPORATION HONG KONG LIMITED	445,486	45.00	649,956	45.00
UNITECH CAPITAL INC.	649,227	42.00	704,467	42.00
LTI REENERGY CO., LTD. (LTI) (Note C)	1,947	40.00	4,000	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,879,294	36.49	2,603,851	36.49
UC FUND II	43,851	35.45	35,438	35.45
BEST ELITE INTERNATIONAL LIMITED (Note F、G)	3,618,625	35.03	-	-
EXOJET TECHNOLOGY CORP.	99,613	33.10	102,911	34.32
SOLAR GATE TECHNOLOGY CO., LTD.	18,432	32.73	96,829	32.73
CTC CAPITAL PARTNERS I, L. P.	123,107	31.40	124,737	31.40
UNIMICRON HOLDING LIMITED	645,881	21.93	614,966	21.93
HIGH POWER LIGHTING CORP.	9,340	20.24	28,265	22.29
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note H)	59,797	12.52	61,953	12.52
TRANSLINK CAPITAL PARTNERS I L. P. (Note H)	95,595	10.38	97,621	10.36
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	-	-	4,382	49.00
WALTOP INTERNATIONAL CORP.	-	-	198,609	42.32
ANOTO TAIWAN CORP.	-	-	1,743	24.12
Subtotal	11,829,712		8,198,396
Total	$11,915,233		$8,289,369

16

Note A:  The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013.  The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

Note B: On August 22, 2012, NEWENERGY has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2012.

Note C:  The Company uses the equity method to account for its investment in ASEPOWER 1 S.R.L., SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and LTI, which are jointly controlled entities.

Note D: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2012.

Note E:  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2012.

Note F:  Not until March 2005 did the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian).  The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite.  The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer.  Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance.  While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless Company received approval from the Investment Commission.  In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

17

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years.  In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note F).  Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530).  With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006.  Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note G: On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite.  In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust.  Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%.  The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS No.5, “Long-term investments under equity method”.

Note H: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

18

b. The change of investees’ equity was charged to the Company’s equity.  For the nine-month periods ended September  30, 2012 and 2011, the changes charged to additional paid-in capital were increases of NT$0 and NT$53 million, respectively, and the changes charged to retained earnings were decreases of NT$94 million and NT$16 million, respectively.

c.  Total gains (losses) arising from investments accounted for under the equity method were a gain of NT$599 million and a loss of NT$273 million for the nine-month periods ended September 30, 2012 and 2011, respectively.  Investment income amounted to NT$163 million and NT$412 million for the nine-month periods ended September 30, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,174 million and NT$3,923 million as of September 30, 2012 and 2011, respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d. The long-term equity investments were not pledged.

(8) PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2012
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,180,605	$-	$(282,598)	$1,898,007
Buildings	26,494,048	(12,342,916)	(1,451,639)	12,699,493
Machinery and equipment	591,436,749	(469,627,387)	(3,327,101)	118,482,261
Transportation equipment	64,827	(53,915)	(80)	10,832
Furniture and fixtures	4,909,091	(3,475,382)	(23,844)	1,409,865
Leasehold improvement	1,750,007	(405,593)	-	1,344,414
Construction in progress and prepayments	25,463,524	-	-	25,463,524
Total	$652,298,851	$(485,905,193)	$(5,085,262)	$161,308,396
	As of September 30, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,320,726	$-	$(297,088)	$2,023,638
Buildings	26,845,820	(11,462,548)	(1,081,031)	14,302,241
Machinery and equipment	550,055,616	(441,552,786)	(1,758,095)	106,744,735
Transportation equipment	71,285	(57,236)	-	14,049
Furniture and fixtures	4,304,940	(3,185,428)	(14,123)	1,105,389
Leasehold improvement	833,293	(167,881)	-	665,412
Construction in progress and prepayments	17,855,856	-	-	17,855,856
Total	$602,287,536	$(456,425,879)	$(3,150,337)	$142,711,320

19

a.  Total interest expense before capitalization amounted to NT$555 million and NT$385 million for the nine-month periods ended September 30, 2012 and 2011, respectively.

Details of capitalized interest are as follows:

	For the nine-month periods ended September 30,
	2012	2011
Land	$143	$-
Buildings	2,925	34
Machinery and equipment	228,991	192,312
Furniture and fixtures	13	1,661
Others	25	75
Total interest capitalized	$232,097	$194,082

Interest rates applied	0.17%~2.29%	1.02%~2.80%

b. Please refer to Note 5 for property, plant and equipment pledged as collateral.

(9) OTHER INTANGIBLE ASSETS

	For the nine-month period ended September 30, 2012
	Beginning Balance	Increase	Decrease	Ending Balance
Cost
Technology license fee	$-	$1,344,681	$-	$1,344,681
Land-use right and others	301,691	9,377	(311,067)	1
Subtotal	301,691	1,354,058	(311,067)	1,344,682
Accumulated amortization
Technology license fee	-	(33,616)	-	(33,616)
Land-use right and others	(2,011)	(3,692)	5,703	-
Subtotal	(2,011)	(37,308)	5,703	(33,616)
Total	$299,680	$1,316,750	$(305,364)	$1,311,066

For the nine-month period ended September 30, 2011：The Company had no other intangible assets.

20

(10) OTHER ASSETS-OTHERS

	As of September 30,
	2012	2011
Leased assets	$1,000,983	$1,015,178
Long-term prepayment	526,260	533,520
Deposits-out	1,447,237	973,968
Others	100,423	109,752
Total	$3,074,903	$2,632,418

Please refer to Note 5 for Deposits-out pledged as collateral.

(11) IMPAIRMENT LOSS

	For the nine-month periods ended September 30,
	2012	2011
Available-for-sale financial assets, noncurrent	$24,494	$34,560
Long-term investments accounted for under the equity method	183,102	75,117
Financial assets measured at cost, noncurrent	364,749	323,846
Property, plant and equipment	2,026,044	1,238,877
Goodwill	-	284,321
Other asset-other	12,821	-
Total	$2,611,210	$1,956,721

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$572 million and NT$434 million for its available-for-sale financial assets, noncurrent,  long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the nine-month periods ended September 30, 2012 and 2011.  As of September 30, 2012 and 2011, the Company identified indicators of impairment the subsidiaries due to its net operating profit being lower than expected.  The Company's impairment loss testing determined that the carrying amounts of goodwill, certain fixed assets and other assets- others exceeded their recoverable amounts.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$2,039 million and NT$1,523 million, respectively.

21

(12) SHORT-TERM LOANS

As of September 30,

	2012	2011
Unsecured bank loans	$6,653,221	$7,291,420

	For the nine-month periods ended September 30,
	2012	2011
Interest rates	0.69%~2.98%	0.54%~2.38%

The Company’s unused short-term lines of credits amounted to NT$21,038 million and NT$18,425 million as of September 30, 2012 and 2011, respectively.

(13) FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2012	2011
Derivatives embedded in exchangeable bonds	$1,145,024	$1,130,059
Forward contracts	-	71,211
Total	$1,145,024	$1,201,270

During the nine-month periods ended September 30, 2012 and 2011, net gains (losses) arising from financial liabilities at fair value through profit or loss were a loss of NT$403 million and a gain of NT$904 million, respectively.

(14) BONDS PAYABLE

	As of September 30,
	2012	2011
Unsecured exchangeable bonds payable	$5,904,497	$6,169,568
Unsecured convertible bonds payable	12,420,903	13,389,506
Unsecured domestic bonds payable	10,000,000	-
Less: Discounts on bonds payable	(888,017)	(1,263,489)
Total	27,437,383	18,295,585
Less: Current or exchangeable portion	(5,391,836)	(5,402,877)
Net	$22,045,547	$12,892,708

22

A. On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.  Issue Amount: US$127.2 million

b.  Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

23

d. Terms of Exchange:

i.   Underlying Securities: Common shares of Unimicron

ii.  Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD45.0059 per share on September 30, 2012.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the exchange right before maturity; or

iii. The bonds shall have been redeemed or purchased by UMC and cancelled.

B. On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.  Issue Amount: US$80 million

b.  Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

24

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange

i.   Underlying Securities: Common shares of Novatek

ii.  Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD91.1045 per share on September 30, 2012.

e.  Exchange of the Bonds

As of September 30, 2012, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$1 million into Novatek shares.  Gains arising from the exercise of exchange rights during the nine-month period ended September 30, 2012 amounted NT$29 million and was recognized as gain on disposal of investment.

25

f.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the exchange right before maturity; or

iii. The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.  Issue Amount: US$500 million

b.  Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

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vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d. Terms of Conversion

i.   Underlying Securities: ADS of UMC

ii. Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed  period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii. Conversion Price and adjustment: The conversion price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD3.3402 per ADS on September 30, 2012.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.  In early June, 2012, the Company issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity.

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E.   Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$5,904,497
2016	12,420,903
2017 and thereafter	10,000,000
Total	$28,325,400

(15) LONG-TERM LOANS

a.   Details of long-term loans are as follows:

Lender	As of September 30, 2012	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$291,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	542,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long- Term Loan from Taiwan Cooperative Bank	149,000

Effective May 25, 2012 to May 25, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

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Lender	As of September 30, 2012	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$924,705	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	58,853

Effective August 1, 2012 to August 1, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	900,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	4,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	25,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	75,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	2,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	14,488,885
Less: Administrative expenses from syndicated loans	(4,222)
Less: Current portion	(4,480,972)
Total	$10,003,691
	For the nine-month period ended September 30, 2012
Interest Rates	1.24%~2.51%

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Lender	As of September 30, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan	$525,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(3)	200,000	Bullet Repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(4)	400,000	Bullet Repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,200,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(1)	33,100	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(2)	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	75,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	175,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.

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Lender	As of September 30, 2011	Redemption
Unsecured Long- Term Loan from Taishin Bank	$400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	9,542,100
Less: Administrative expenses from syndicated loans	(8,828)
Less: Current portion	(2,289,992)
Total	$7,243,280

	For the nine-month period ended September 30, 2011
Interest Rates	1.14%~2.30%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of September 30, 2012 and 2011, the unused line of credit was NT$0 and NT$1.5 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016.  As of September 30, 2012, the unused line of credit was NT$2 billion.

b.    The long-term loans on September 30, 2012 will be repaid by installments with the last payment on August 1, 2017.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2012(4th quarter and thereafter)	$807,495
2013	4,455,699
2014	2,990,554
2015	2,240,554
2016	3,966,668
2017 and thereafter	27,915
Total	$14,488,885

c.     Please refer to Note 5 for property, plant and equipment pledged as collateral for long- term loans.

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(16) CAPITAL STOCK

a.  UMC had 26,000 million common shares authorized to be issued, and 13,082 million shares were issued as of September 30, 2011, each at a par value of NT$10.

b.  UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2011.  One ADS represents five common shares.

c.  Among the employee stock options issued by UMC on June 19, 2009, 94,856 thousand options were exercised during the nine-month period ended September 30, 2011.  The issuance process for 94,135 thousand shares was completed through the authority as of September 30, 2011.  UMC recorded cash collected for the remaining 721 thousand shares still pending authorization as of September 30, 2011 under Capital collected in advance.  The issuance process through the authority was subsequently completed on November 8, 2011.

d.  On March 14, 2012, UMC cancelled 158 million shares of treasury stock, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.  UMC had 26,000 million common shares authorized to be issued, and 12,938 million shares were issued as of September 30, 2012, each at a par value of NT$10.

f.  UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2012.  The total number of common shares of the Company represented by all issued ADSs was 1,148 million shares as of September 30, 2012.  One ADS represents five common shares.

g.  Among the employee stock option issued by UMC on June 19, 2009, 121,509 thousand options were exercised during the nine-month period ended September 30, 2012. The issuance process for 107,888 thousand shares was completed through the authority as of September 30, 2012.  UMC recorded cash collected for the remaining 13,621 thousand shares still pending authorization as of September 30, 2012 under Capital collected in advance.

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(17) EMPLOYEE STOCK OPTIONS

On September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	-	-	$29.47
September 29, 2005	51,990	-	-	$26.89
January 4, 2006	39,290	-	-	$23.17
May 22, 2006	42,058	-	-	$25.19
August 24, 2006	28,140	-	-	$24.09
December 13, 2007	500,000	339,041	339,041	$18.03
June 19, 2009	300,000	133,996	133,996	$10.40
Total	1,059,488	473,037	473,037

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

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a.  A summary of the Company’s stock option plan and related information for the nine-month periods ended September 30, 2012 and 2011 is as follows:

	For the nine-month periods ended September 30,
	2012			2011
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	560,526	547,724	$16.09	752,700	718,876	$16.05
Exercised	(24,965)	(24,965)	$10.40	(94,856)	(94,856)	$10.40
Forfeited	(31,561)	(28,136)	$18.55	(26,680)	(24,949)	$16.87
Expired	(30,963)	(21,586)	$24.37	(62,885)	(43,841)	$27.28
Outstanding at end of period	473,037	473,037	$15.87	568,279	555,230	$16.09

Exercisable at end of period	401,735	401,735	$16.72	341,706	328,962	$17.79

b.  The information on the Company’s outstanding stock options as of September 30, 2012, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2007.10.09	$18.03	339,041	339,041	1.20	$18.03	332,982	332,982	$18.03
2009.05.12	$10.40	133,996	133,996	2.72	$10.40	68,753	68,753	$10.40
		473,037	473,037	1.63	$15.87	401,735	401,735	$16.72

c.  The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the nine-month periods ended September 30, 2012 and 2011.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$66 million and NT$188 million using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39) for the nine-month periods ended September 30, 2012 and 2011.

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The Company granted options prior to adopting R.O.C. SFAS 39. Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the nine-month period ended September 30, 2012
	Basic earnings per share	Diluted earnings per share
Net income	$6,741,801	$6,802,716
Earnings per share (NTD)	$0.53	$0.51
Pro forma net income	$6,736,894	$6,797,809
Pro forma earnings per share (NTD)	$0.53	$0.51

	For the nine-month period ended September 30, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$9,629,498	$9,662,049
Earnings per share (NTD)	$0.77	$0.73
Pro forma net income	$9,514,408	$9,546,959
Pro forma earnings per share (NTD)	$0.76	$0.73

The fair value of the options outstanding as of September 30, 2012 and 2011 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~47.85%	40.63%
Risk-free interest rate	1.85%~2.70%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18) TREASURY STOCK

a.  Changes in treasury  stock during the nine-month periods ended September 30, 2012 and 2011 are as follows:

For the nine-month period ended September 30, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of September 30, 2012
For transfer to employees	457,934	-	157,934	300,000

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For the nine-month period ended September 30, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of September 30, 2011
For transfer to employees	457,934	-	-	457,934

b.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2012 and 2011, were 1,294 million shares and 1,308 million shares, while the ceiling amount were NT$70,845 million and NT$68,673 million, respectively.

c.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.  As of September 30, 2012, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.20 per share.  The closing price on September 30, 2012 was NT$12.20.

     As of September 30, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares  of UMC’s stock, with a book value of NT$11.40 per share.  The closing price on September 30, 2011 was NT$11.40.

(19) RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.   Payment of all taxes and dues;

b.   Offset prior years’ operation losses;

c.   Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.   Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e.   Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

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f.    After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of the UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.   The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note: In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the nine-month periods ended September 30, 2012 and 2011, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the UMC’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

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The distributions  of cash dividend, employee bonus and directors’ remuneration for 2011 and 2010 were approved through the stockholders’ meeting held on June 12, 2012 and June 15, 2011, respectively.  The details of distribution are as follows:

	2011	2010
Cash Dividend	NT$0.50 per share	NT$1.12 per share
Employee bonus – Cash (in thousand NTD)	1,618,217	2,476,611
Directors’ remuneration (in thousand NTD)	9,303	21,402

Employee bonus and directors’ remuneration for 2011 and 2010 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 14, 2012 and March 16, 2011.

The aforementioned cash dividend for 2011 was adjusted to NT$0.49980232 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on June 20, 2012.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

(20) EARNINGS PER SHARE

For the nine-month period ended September 30, 2012 and 2011, there were unsecured convertible bonds and employee stock options outstanding, and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the nine-month periods ended September 30, 2012 and 2011, are disclosed as follows:

	For the nine-month period ended September 30, 2012
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$8,698,483	$6,741,801	12,621,185	$0.69	$0.53

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	For the nine-month period ended September 30, 2012
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Effect of dilution
Employee bonus	$-	$-	144,773
Employee stock option	-	-	34,192
Unsecured convertible bonds	73,391	60,915	652,656
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$8,771,874	$6,802,716	13,452,806	$0.65	$0.51

	For the nine-month period ended September 30, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$10,504,782	$9,629,498	12,545,031	$0.84	$0.77
Effect of dilution
Employee bonus	$-	$-	211,061
Employee stock option	-	-	58,595
Unsecured convertible bonds	39,217	32,551	341,682
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$10,543,999	$9,662,049	13,156,369	$0.80	$0.73

4.  RELATED PARTY TRANSACTIONS

(1)     Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee

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Name of related parties	Relationship with the Company
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
SOCIALNEX ITALIA 1 S.R.L.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June 30, 2012)
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
EXOJET TECHNOLOGY CORP.	Subsidiary’s equity investee
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE)	Subsidiary’s equity investee (has filed for liquidation on June 19, 2012)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee
LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee
CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee
UNIMICRON CORPORATION	Subsidiary’s director
JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October, 2010)
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Equity Investee’s subsidiary

Note:  On April 1, 2011, UNITED LIGHTING was merged with PLT.  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC..  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.

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(2)  Significant Related Party Transactions

a. Operating revenues

	For the nine-month periods ended September 30,
	2012		2011
	Amount	Percentage	Amount	Percentage
SIS	$165,973	0	$232,526	0
Others	177,275	0	195,936	0
Total	$343,248	0	$428,462	0

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b. Accounts receivable, net

	As of September 30,
	2012		2011
	Amount	Percentage	Amount	Percentage
JINING SUNRICH	$100,317	1	$58,995	1
SIS	76,831	0	47,762	0
Others	81,785	0	6,128	0
Total	258,933	1	112,885	1
Less: Allowance for sales returns and discounts	(220)		(237)
Net	$258,713		$112,648

c.       Significant asset transactions

	For the nine-month period ended September 30, 2011
	Item	Purchase price	Disposal amount	Disposal Loss
MAP	Purchase of fixed assets	$563,592	$-	$-

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5.  ASSETS PLEDGED AS COLLATERAL

As of September 30, 2012

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$845,170	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,728	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,863,012	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	7,808,493

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank ,Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	64,856	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	277,791	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$11,735,723

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As of September 30, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	4,347	First Commercial Bank	Standby Letters of Credit
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,011,029	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,072,010	Bank of Taiwan, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	80,928	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	193,019	First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$12,878,395

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6.  COMMITMENTS AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.2 billion.  Royalties and development fees payable in future years are NT$3.4 billion as of September 30, 2012.

(2)  The Company signed several construction contracts for the expansion of its factory premises.  As of September 30, 2012, these construction contracts amounted to approximately NT$8.0 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$5.2 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2012(4th quarter and thereafter)	$107,332
2013	446,995
2014	391,885
2015	364,974
2016	336,946
2017 and thereafter	2,425,500
Total	$4,073,632

7.  SIGNIFICANT DISASTER LOSS

None.

8.  SIGNIFICANT SUBSEQUENT EVENT

None.

9.  OTHERS

(1)  Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

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UMC also enters into derivative transactions, including forward currency contracts.  The purpose of these derivative transactions is to mitigate foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company's exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company's exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company's exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

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(2)  Information of financial instruments

a. Fair value of financial instruments

	As of September 30,
	2012		2011
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$42,971,817	$42,971,817	$50,032,948	$50,032,948
Financial assets at fair value through profit or loss	877,749	877,749	874,250	874,250
Receivables	18,809,923	18,809,923	17,740,698	17,740,698
Restricted assets	19,218	19,218	22,075	22,075
Available-for-sale financial assets	22,875,978	22,875,978	26,469,097	26,469,097
Financial assets measured at cost	8,477,875	-	8,269,909	-
Long-term investments accounted for under the equity method	11,915,233	11,868,144	8,289,369	8,094,509
Prepayment for long-term investments	34,803	-	42,811	-
Deposits-out	1,447,237	1,447,237	973,968	973,968

Financial Liabilities

Non-derivative

Short-term loans	$6,653,221	$6,653,221	$7,921,420	$7,921,420
Payables	26,104,383	26,104,383	22,363,552	22,363,552
Capacity deposits due within one year	35,232	35,232	3,053	3,053
Bonds payable (current portion included)	27,437,383	26,426,004	18,295,585	15,954,469
Long-term loans (current portion included)	14,484,663	14,484,663	9,533,272	9,533,272

Derivative

Derivatives embedded in exchangeable bonds	1,145,024	1,145,024	1,130,059	1,130,059
Forward contracts	-	-	71,211	71,211

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b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.        The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.       The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.     The fair value of long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.     The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.       Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.    The fair value of bonds payable is determined by the market price or other information.

vii.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

viii.  The fair value of derivative financial instruments is based on the amount the Company expects  to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

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c. The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

Non-derivative

Financial Instruments

	2012.09.30	2011.09.30	2012.09.30	2011.09.30
Financial assets
Financial assets at fair value through profit or loss	$877,749	$874,250	$-	$-
Available-for-sale financial assets	22,803,959	26,469,097	72,019	-
Long-term investments accounted for under the equity method	113,672	-	11,754,472	8,094,509
Financial liabilities
Bonds payable (current portion included)	-	-	26,426,004	15,954,469
Long-term loans (current portion included)	-	-	14,484,663	9,533,272

Derivative

Financial Instruments
Financial liabilities
Derivatives embedded in exchangeable bonds	-	-	1,145,024	1,130,059
Forward contracts	-	-	-	71,211

d. For the nine-month periods ended September 30, 2012 and 2011, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net loss of NT$403 million and a net gain of NT$975 million, respectively.

e. During the nine-month periods ended September 30, 2012 and 2011, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$168 million and NT$154 million, respectively, while interest expense for the nine-month periods ended September 30, 2012 and 2011 were NT$555 million and NT$385 million, respectively.

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(3)  UMC entered into forward contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a. The details of forward contracts entered into by UMC are summarized as follows:

As of September 30, 2011

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 54 million	August 9, 2011 to October 19, 2011

b. Transaction risk

(a)   Credit risk
There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)   Liquidity and cash flow risk
The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)   Market risk
Forward contracts are intended for hedging purposes.  Gains or losses arising from the fluctuations in exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

c. The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of September 30, 2012 and 2011, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$0, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$0 and NT$71 million, respectively.  And for the changes in valuation, net losses of NT$0 and NT$144 million were recorded under non-operating expenses for the nine-month periods ended September 30, 2012 and 2011, respectively.

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(4)  Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2012 and 2011 are disclosed in Attachment 1.

(5)  The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD., WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER 1 S.R.L. and SOCIALNEX ITALIA 1 S.R.L., jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2012, respectively.  Among them, UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SOCIALNEX ITALIA 1 S.R.L. ceased to be a jointly controlled entity since October 17, 2011, June 19, 2012 and June 30, 2012.  The summarized financial information which the Company recognized is as follows:

	As of September 30,
Items	2012	2011
Current assets	$264,955	$684,578
Noncurrent assets	1,061,745	2,139,112
Current liabilities	203,048	335,568
Long-term liabilities	383,367	381,636

	For the nine-month periods ended September 30,
Items	2012	2011
Revenues	$115,668	$128,328
Expenses	134,196	113,810

(6)  The Company acquired controlling interests in UNITED LIGHTING OPTO-ELECTRONIC INC. through business combination in April 2011, and consolidated the income/earnings and expenses/losses of the subsidiary from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

Items	For the nine-month periods ended September 30,
	2012	2011
Cash paid for acquisition of subsidiaries	$-	$-
Add: Cash received from minority stockholders for acquiring newly issued shares	-	-
Less: Prepayment for long-term investments	-	-
Less: Cash balance of subsidiaries	-	(29,350)
Net cash received from acquisition of subsidiaries	$-	$(29,350)

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(7)  The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of September 30, 2012			As of September 30, 2011
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,400,441	29.24	$40,952,828	$1,117,187	30.44	$34,002,998
JPY	10,810,187	0.3763	4,067,818	18,876,766	0.3959	7,472,507
EUR	48,597	37.74	1,834,099	34,232	41.13	1,407,937
SGD	36,072	23.87	861,041	34,455	23.44	807,640
CNY	73,606	4.58	337,087	39,481	4.78	188,576

Non-Monetary items
USD	74,657	29.26	2,184,459	79,799	30.43	2,428,301
CHF	2,654	31.27	83,003	1,694	33.76	57,189

Long-term investments accounted for under the equity method
USD	245,202	29.22	7,164,750	99,269	30.37	3,014,841
SGD	9,003	23.69	213,283	10,210	23.39	238,761

Joint controlled entities
USD	-	-	-	21,435	30.32	649,956
EUR	1,280	37.67	48,201	-	-	-
CNY	149,582	4.60	688,434	154,585	4.70	726,753

Financial Liabilities
Monetary items
USD	751,495	29.36	22,063,901	600,373	30.53	18,327,962
JPY	8,070,123	0.3805	3,070,682	7,875,713	0.3992	3,143,852
EUR	38,795	38.14	1,479,652	10,769	41.45	446,425
SGD	28,579	24.05	687,329	35,262	23.62	832,895
CNY	21,324	4.63	98,736	33,200	4.80	159,495
CHF	2,889	31.47	90,903	-	-	-

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(8)  Pre-disclosure for adoption of International Financial Reporting Standards

a.   In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C., (FSC) Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by ARDF, as the criteria for preparation of financial reports, effective starting 2013.  As such, a special project team was assembled and a project plan was developed to adopt IFRSs. Chidong Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

Key Activity	Responsible Department	Progress to September 30, 2012

1.  Assessment phase: (From June 1, 2009 to December 31, 2011)

◎   Development of the adoption plan and assembly of project team

◎   Internal IFRSs trainings for employees - First stage

◎   Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies

◎   Assessment on adjustments to current accounting policies

◎   Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions

◎   Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs

	Accounting Department Accounting Department Accounting Department Accounting Department Accounting Department Internal Audit Department and IT Department	Completed Completed Completed Completed Completed Completed

2.  Preparation phase: (From January 1, 2011 to December 31, 2012)

◎   Adjustments on existing accounting policies to conform with IFRSs

◎   Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards”optional exemptions

◎   Modifications to information systems and internal control related to the adoption of IFRSs

◎   Internal IFRSs trainings for employees - Second stage

	Accounting Department Accounting Department Internal Audit Department and IT Department Accounting Department	Completed Completed In progress In progress

3.  Execution phase: (From January 1, 2012 to December 31, 2013)

◎   Implementation test of modified information system related to the adoption of IFRSs

◎   Preparation of IFRSs opening balance sheet and opening financial statements

◎   Preparation of comparative IFRSs financial statements

	IT Department Accounting Department Accounting Department	In preparation In preparation In preparation

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b.   The major differences and influences assessed by the Company between accounting policies under R.O.C. SFAS and future adopted IFRSs are summarized as below:

(a)    The Company assesses the material differences in accounting polices based on the IFRSs as approved by the FSC and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers expected to become effective in 2013.

Accounting Issue	Difference
Employee benefits

Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which to be recognized as current period gains or losses on each reporting date.

Investments in Associates

Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall derecognize for all additional paid-in capital and equity adjustment items related to the former associate to current profit and loss, the cash dividend received thereafter shall be treated as dividend income.

In accordance with R.O.C. SFAS, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately derecognized to current profit and loss, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, the investor should recognize as a disposal gain or loss transferred from other comprehensive income and other equity adjustment items proportionately related to the investment to the decrease in holding interest as a deemed disposal. For increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

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Accounting Issue	Difference
Investments in Associates

Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall derecognize for all additional paid-in capital and equity adjustment items related to the former associate to current profit and loss, the cash dividend received thereafter shall be treated as dividend income.

In accordance with R.O.C. SFAS, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately derecognized to current profit and loss, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, the investor should recognize as a disposal gain or loss transferred from other comprehensive income and other equity adjustment items proportionately related to the investment to the decrease in holding interest as a deemed disposal. For increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

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Accounting Issue	Difference
Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

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(b)  The preliminary assessment on the quantitative impacts of the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers is as follows:

I.    Reconciliation of the balance sheet as at January 1, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (b)、(f)	$84,057,514	$(303,514)	$83,754,000
Available-for-sale financial assets, non-current (a)	18,835,224	4,609,323	23,444,547
Financial assets measured at cost, non-current (a)	8,298,967	(5,245,009)	3,053,958
Property, plant and equipment (b)、(c)	149,324,300	(7,462,738)	141,861,562
Intangible Assets (d)	350,860	1,132,921	1,483,781
Other non-current assets (a)、(b)、(c)、(d)、(f)、(g)	18,964,881	8,755,129	27,720,010
Total Assets	279,831,746	1,486,112	281,317,858
Current liabilities (f)、(g)	42,905,954	(66,178)	42,839,776
Accrued pension liabilities (e)	3,261,101	704,651	3,965,752
Other non-current liabilities(f)、(g)	21,539,728	413,061	21,952,789
Total liabilities	67,706,783	1,051,534	68,758,317
Capital	130,844,556	-	130,844,556
Additional paid-in capital (a)、(f)、(g)	46,460,665	(100,746)	46,359,919
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)	24,499,124	575,195	25,074,319
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)	12,156,099	(39,871)	12,116,228
Treasury stock	(6,223,357)	-	(6,223,357)
Minority interests/ Non-controlling interests	4,387,876	-	4,387,876
Stockholders' equity	212,124,963	434,578	212,559,541

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(a).   Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value.  In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment it retains in the former associate as well as eliminate all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized in retained earnings.  This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,609 million, non-current financial assets measured at cost to decrease by NT$5,245 million, other non-current assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$538 million, and other adjusting items in stockholders' equity to decrease by NT$113 million.

(b).   Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This change in accounting principles would cause current assets to decrease by NT$6 million, property, plant and equipment, net to increase by NT$1,754 million, other non-current assets to increase by NT$36 million, retained earnings to increase by NT$1,694 million and other adjusting in stockholders' equity to increase by NT$90 million.

(c).   Under R.O.C. SFAS, the Company‘s property that is leased to another entity is recorded as rental property under other non-current assets.  Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as they do not meet the definition of investment property.  In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to decrease by NT$9,308 million, other non-current assets to increase by NT$9,308 million while other adjustments would cause property, plant and equipment, net to increase by NT$92 million, other non-current assets decrease by NT$62 million, retained earnings to increase by NT$29 million and other adjusting in stockholders’ equity to increase by NT$2 million.

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(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets.  This change would cause intangible assets to increase by NT$1,433 million and other non-current assets to decrease by NT$1,433 million.  The land use rights of a subsidiary are reclassified to other noncurrent assets as they meet the definition of long-term operating lease since the ownership do not belong to the subsidiary.  This would cause intangible assets to decrease by NT$300 million and other non-current assets to increase by NT$300 million.

(e).   The Company elects exemption for employee benefits under the IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings.  The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$705 million and retained earnings to decrease by NT$686 million, and decrease other adjusting items in stockholders’ equity by NT$19 million.

(f).    Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current.  Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability.  The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income).  Due to differences discussed above, current assets decreased by NT$298 million, other non-current assets increased by NT$656 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$380 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$106 million and other adjusting items in stockholders' equity increased by NT$6 million.

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(g).   Other adjustments would cause other non-current assets to decrease by NT$36 million, current liabilities to decrease by NT$33 million, other non-current liabilities to increase by NT$33 million, retained earnings to decrease by NT$30 million, additional paid-in capital to increase by NT$0.4 million and other adjusting items in stockholders’ equity to decrease by NT$6 million.

II.  Reconciliation of the balance sheet as at September 30, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (b)、(f)	$84,572,900	$(473,575)	$84,099,325
Available-for-sale financial assets, non-current (a)、(h)	16,736,156	5,310,162	22,046,318
Financial assets measured at cost, non-current (a)、(h)	8,477,875	(5,401,107)	3,076,768
Property, plant and equipment (b)、(c)	161,308,396	1,338,993	162,647,389
Intangible Assets (d)	1,362,289	1,456,773	2,819,062
Other non-current assets (b)、(c)、(d)、(f)、(h)	17,873,945	(668)	17,873,277
Total Assets	290,331,561	2,230,578	292,562,139
Current liabilities (f)	45,880,555	(27,190)	45,853,365
Accrued pension liabilities (e)	3,287,833	671,759	3,959,592
Other non-current liabilities(f)	32,357,204	1,508,089	33,865,293
Total liabilities	81,525,592	2,152,658	83,678,250
Capital	129,514,868	-	129,514,868
Additional paid-in capital (a)、(f)、(h)	46,989,682	(100,746)	46,888,936
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)、(h)	24,830,875	(636,338)	24,194,537
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)、(h)	9,534,102	815,004	10,349,106
Treasury stock	(4,963,389)	-	(4,963,389)
Minority interests/ Non-controlling interests	2,899,831	-	2,899,831
Stockholders’ equity	208,805,969	77,920	208,883,889

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(a).   Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value.  In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment the it retains in the former associate as well as eliminates all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized immediately in retained earnings.  This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$5,303 million, non-current financial assets measured at cost to decrease by NT$5,403 million, additional paid-in capital to decrease by NT$8 million, retained earnings to decrease by NT$820 million, and other adjusting items in stockholders’ equity to increase by NT$728 million.

(b).   Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This change in accounting principles would cause current assets to decrease by NT$5 million, property, plant and equipment, net to increase by NT$916 million, other non-current assets to increase by NT$31 million, retained earnings to increase by NT$911 million and other adjusting in stockholders’ equity to increase by NT$31 million.

(c).   Under R.O.C. SFAS, the Company’s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as it does not meet the definition of investment property.  In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to increase by NT$356 million, other non-current assets to decrease by NT$356 million while other adjustments would cause property, plant and equipment, net to increase by NT$67 million, other non-current assets decrease by NT$60 million, retained earnings to increase by NT$7 million and other adjusting in stockholders’ equity to increase by NT$0.5 million.

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(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets.  This change would cause intangible assets to increase by NT$1,457 million and other non-current assets to decrease by NT$1,457 million.

(e).   The Company elects the exemption for employee benefits under IFRS 1,“First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings.  The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$672 million and retained earnings to decrease by NT$663 million, and other adjusting items in stockholders' equity to decrease by NT$9 million.

(f).    Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current.  Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability.  The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income).  Due to differences discussed above, current assets decreased by NT$468 million, other non-current assets increased by NT$1,853 million, current liabilities decreased by NT$27 million, other non-current liabilities increased by NT$1,508 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$56 million and other adjusting items in stockholders’ equity decreased by NT$52 million.

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(g).   The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference result in an increase in adjusting items in stockholders’ equity by NT$233 million and a decrease of retained earnings by NT$233 million.

(h).   Other adjustments would cause non-current available-for-sale financial assets to increase by NT$8 million, non-current financial assets measured at cost to increase by NT$2 million, other non-current assets to decrease by NT$12 million, addition paid-in capital to increase by NT$8 million, retained earnings to increase by NT$106 million and other adjusting items in stockholders’ equity to decrease by NT$117 million.

III  Reconciliation of the income statement for the nine-month period ended September 30, 2012:

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Operating revenues	$86,820,410	$-	$86,820,410
Operating costs (a)、(c)	(70,645,899)	(89,640)	(70,735,539)
Gross profit	16,174,511	(89,640)	16,084,871
Operating expenses (a)、(c)	(11,737,160)	21,314	(11,715,846)
Other operating income and expenses (c)	-	(2,666,274)	(2,666,274)
Operating income	4,437,351	(2,734,600)	1,702,751
Non-operating income and expenses (a)、(b)、(c)	2,664,669	1,480,012	4,144,681
Income from continuing operations before income tax	7,102,020	(1,254,588)	5,847,432
Income tax expense (c)	(1,972,253)	(49,293)	(2,021,546)
Net income	5,129,767	(1,303,881)	3,825,886

(a).    Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This would cause cost of goods sold to increase by NT$68 million, operating expenses to increase by NT$2 million and non-operating income to decrease by NT$714 million.

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(b).   The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference resulted in a decrease in non-operating income by NT$233 million.

(c).    Other adjustments would cause cost of goods sold to increase by NT$22 million, operating expenses to decrease by NT$23 million, other operating expenses to increase by NT$2,666 million,  non-operating income to increase by NT$2,427 million and income tax expense to increase by NT$49 million.

c.   According to the requirements under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company prepares its first IFRS financial statements based on the effective IFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1.  The optional exemptions selected by the Company are as follows:

(a)   IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures, that occurred before December 31, 2011. Applying this exemption would result in the carrying amount of assets acquired and liabilities assumed in the business combination in accordance with previous GAAP, which are required to be recognized under IFRS, to be their deemed costs in accordance with IFRSs as at the date of acquisition. Subsequent to the date of acquisition, the assets and liabilities would be measured in accordance with IFRSs.  The carrying amount of goodwill in the opening IFRS Balance Sheet is its carrying amount in accordance with previous GAAP at December 31, 2011, after testing for impairments and adjusting for recognition or de-recognition of intangibles under IFRS 1.

(b)   The Company has recognized all cumulative actuarial gains and losses directly to retained earnings as at January 1, 2012.

d.   The major differences described above are determined in accordance with the Traditional Chinese version of IFRSs approved and published by FSC in 2010.  As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the FSC, if any.

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10. Operating Segment Information

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2012, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques. The company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  The company also had other operating segments that did not exceed the quantitative threshold.  These segments primarily engage in researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED) sectors.

Reportable segment information for the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the nine-month period ended September 30, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$81,642,631	$5,179,437	$86,822,068	$(1,658)	$86,820,410
Segment profit (loss)	6,493,313	(4,458,852)	2,034,461	3,095,306	5,129,767
Segment assets	275,424,145	22,237,789	297,661,934	(7,330,373)	290,331,561
				(Note)
Segment liabilities	68,621,758	12,905,735	81,527,493	(1,901)	81,525,592
Capital expenditure	39,130,084	615,441	39,745,525	-	39,745,525
Depreciation	24,226,584	1,602,728	25,829,312	-	25,829,312
Investment gain (loss) accounted for under the equity method	(2,189,403)	(306,732)	(2,496,135)	3,095,306	599,171
Income tax expense	1,931,397	40,856	1,972,253	-	1,972,253

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	For the nine-month period ended September 30, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$83,711,719	$6,935,277	$90,646,996	$(2,256)	$90,644,740
Segment profit (loss)	9,504,416	(3,167,293)	6,337,123	1,947,072	8,284,195
Segment assets	258,309,659	29,394,942	287,704,601	(9,168,262)	278,536,339
				(Note)
Segment liabilities	48,669,853	16,229,177	64,899,030	(42,030)	64,857,000
Capital expenditure	33,880,559	6,249,043	40,129,602	-	40,129,602
Depreciation	22,390,864	1,237,628	23,628,492	-	23,628,492
Investment gain (loss) accounted for under the equity method	(2,057,592)	(162,857)	(2,220,449)	1,947,072	(273,377)
Income tax expense	869,267	7,412	876,679	-	876,679

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2012

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$37,679,663	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,983,866	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	741,850	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	103,478	-	0%

For the nine-month period ended September 30, 2011

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$40,374,387	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,277,468	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	850,508	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	227,007	-	0%

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows：
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

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